Form 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: September 2005

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No  X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



THIS 6-K/A REPLACES THE 6-K FILED ON SEPTEMBER 29, 2005 TO CORRECT THE SIGNATORIES TO THE 6K.

                                  Exhibit Index
                                  -------------



1. German press release dated August 12, 2005 on SGL Carbon's Credit Ratings

2. German press release dated August 22, 2005 on SGL Carbon Chosen as a Strategic Graphite Supplier

3. German press release dated September 29, 2005 on SGL Carbon Redeems Convertible Bond and Reduces US$ Credit

                                    EXHIBIT

                                                                       EXHIBIT 1


SGL Carbon's Ratings Upgraded by Standard & Poor's

Wiesbaden, August 12, 2005. The corporate, credit, and bond ratings for SGL Carbon were upgraded by the rating agency Standard & Poor's yesterday. The credit rating for SGL Carbon AG was raised from "B" to "B+" with the outlook "stable". S&P simultaneously increased the rating of the bond that was issued by SGL Carbon Luxembourg S.A. from "CCC+" to "B-". The credit rating for SGL Carbon LLC (USA) was furthermore raised from "B" to "B+". These upgrades will have a favorable impact on potential future financial arrangements undertaken by SGL Carbon.

Standard & Poor's had placed SGL Carbon on its watch list for a possible upgrade following the announcement of the cooperation agreement with Audi on June 7, 2005. The upgrade then followed the analysis of the half-year interim report, which was disclosed on August 9. Standard & Poor's bases its higher ratings in particular on the substantial increase in profit from operations and the improvements in the financial figures over the past six months, as well as the Company's healthy business outlook and the high level of capacity utilization of the core business with graphite electrodes, the sale of the loss-generating Surface Protection operations, and the recent reduction in the second EU fine.

Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

Your contact:
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Phone: +49 (611) 6029-100, Fax: +49 (611) 6029-101
E-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                                                       EXHIBIT 2

SGL Carbon Chosen as a Strategic Graphite Supplier

o        Cooperation with South African Nuclear Energy Technology Company

WIESBADEN, August 22, 2005. The South African nuclear energy technology company "Pebble Bed Modular Reactor" PBMR (Pty) Ltd. announced today its cooperation with SGL Carbon as a supplier of graphite. A conference will be held this week in Pretoria with focus on the current status of the development of the pebble bed modular reactor technology. PBMR is owned by a consortium comprising the largest South African energy supplier, Eskom, as well as the state-owned development finance institution Industrial Development Corporation of South Africa (IDC), and British Nuclear Fuels (BNFL). PBMR has the ambition to construct commercially operating pebble bed modular reactors for electric power generation in South Africa beginning in 2013.

As an alternative to non-renewable fossil fuel resources, PBMR technology is to be utilized in the near future as a low-cost, CO2-free form of energy production. PBMR selected SGL Carbon as a strategic supplier because of the latter's expertise in the production and development of graphite in the highest quality. The two companies have been working together for a number of years on the development of materials for use in PBMR technology. The planned construction of a demonstration reactor in South Africa beginning in 2007 could translate into sales of (euro) 35 to (euro) 40 million during the period 2006 to 2008 for the Specialties Business Unit of SGL Carbon. Additional information about PBMR is available at www.pbmr.co.za

Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

Your contact:
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                                                       EXHIBIT 3

SGL Carbon Redeems Convertible Bond and Reduces US$ Credit

WIESBADEN, September 19, 2005. SGL Carbon repaid to investors the outstanding
37 percent of the convertible bond that matured today. The bond had originally been issued in September 2000. Between the end of February and early April 2004, SGL Carbon redeemed 63 percent of the convertible bond on the basis of a voluntary redemption offer. Within the framework of the refinancing measures at the beginning of 2004, the Company had deposited the funds required to redeem the convertible bond in a cash escrow account.

SGL Carbon was additionally able to reduce its US credit facility from US$ 112 million to US$ 80 million in early September. The Company's main banks acquired this credit from the over 70 U.S. financial investors with whom it had previously been placed. This step further underscores the progress the Company has been making in the reduction of its debt.

Both measures serve to strengthen the equity ratio of SGL Carbon in the third quarter (assuming unchanged exchange rates from the date for the first half-year's financial figures - June 30, 2005).


Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  SGL CARBON Aktiengesellschaft



Date: September 29, 2005      By: /s/ Robert J. Kohler
                                  ------------------------------
                                  Name:    Robert J. Koehler
                                  Title:   Chairman of the Board of Management


                              By: /s/ Sten Daugaard
                                  -----------------------------
                                  Name:    Mr. Sten Daugaard
                                  Title:   Member of the Board of Management